As filed with the Securities and Exchange Commission on November 4, 1996

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)

                               (Amendment No. 3)

                           JEFFERSON BANKSHARES, INC.
                                (Name of issuer)

                           JEFFERSON BANKSHARES, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, $2.50 Par Value Per Share
                         (Title of Class of Securities)

                                   472387109
                      (CUSIP Number of Class of Securities)

                          William M. Watson, Jr., Esq.
                              123 East Main Street
                               Post Office Box 711
                         Charlottesville, Virginia 22902
                                 (804) 972-1100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

                             ----------------------

                                    Copies to
                             Robert E. Stroud, Esq.
                     McGuire, Woods, Battle & Boothe, L.L.P.
                            418 East Jefferson Street
                              Post Office Box 1288
                         Charlottesville, Virginia 22902
                                 (804) 977-2500
                         (Agent for Service of Process)

                             ----------------------

                               September 26, 1996
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

   Transaction Valuation*                 Amount of filing fee

        $35,000,000                              $7,000

*Calculated solely for the purpose of determining the filing fee, based upon the purchase of 1,250,000 shares at $28.00 per share.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid: 7,000                 Filing Party: Jefferson Bankshares, Inc.
   Form or Registration No.: Schedule 13E-4      Date Filed: September 26, 1996

         The Issuer Tender Offer Statement on Schedule 13E-4 dated September 26, 1996, relating to the offer by Jefferson Bankshares, Inc. (the "Company") to purchase up to 1,250,000 shares of the Comapny's common stock, $2.50 par value per share (the "Shares"), at prices specified by tendering shareholders not in excess of $28.00 nor less than $25.00 per Share, in cash, net to the shareholders, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase dated September 26, 1996 and in the related Letter of Transmittal, is hereby amended to incorporate the information included in the exhibits referred to below.

Item 9.  Material to Be Filed as Exhibits.

         Item 9 is hereby amended to include the following additional exhibits:

         (a)(13) Text of Press Release issued by the Company on November 1, 1996 at 4:30 p.m., Eastern time.
         (a)(14) Text of Press Release issued by the Company on November 1, 1996 at 5:30 p.m., Eastern time.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 13E-4 is true, complete and correct.


November 4, 1996                  JEFFERSON BANKSHARES, INC.

                                  By:  O. Kenton McCartney
                                       President and Chief Executive Officer

                                 EXHIBIT INDEX


Exhibit No.        Description

(a)(13) Text of Press Release issued by the Company on November 1, 1996 at 4:30 p.m., Eastern time.
(a)(14) Text of Press Release issued by the Company on November 1, 1996 at 5:30 p.m., Eastern time.